Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 12, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

NEWS RELEASE

CHAIRMAN’S AGM STATEMENT

“I am very pleased to be making my first statement as Chairman of Gallaher and I am grateful to Peter Wilson whose achievements ensure that I take over at a time when the Group is well positioned for the future.

“Our strategy of developing a balance of interests in a number of established and emerging markets delivered another strong performance in 2003. Revenues, volumes and earnings per share increased, and operating costs were driven down.

“Before the effects of foreign exchange translation, which continues to impact divisional earnings, Group trading to date in 2004 is in line with expectations.

“Partly reflecting a weak comparator period last year, we grew total first quarter 2004 cigarette volumes 18.2%.

United Kingdom

“UK duty-paid cigarette market volume sales to consumers decreased around 1.5% in the first quarter, despite increased purchases ahead of the Government’s budget on 17 March. However, largely due to a weak first quarter in 2003, we grew UK volumes more than 7% in the period January to March 2004.

Downtrading from the premium and mid price sectors into value cigarettes continued, albeit at the slower rate experienced over recent years, and the share of the market held by value cigarettes rose to over 58%.

“Our first quarter UK market share was 38.6%, supported by good performances from Mayfair and Benson & Hedges Silver. Mayfair’s market share grew to over 11% and Benson & Hedges Silver’s share reached 1.5%, taking Benson & Hedges’ total house share to 9.5%. These gains, however, were offset by minor losses from a number of other brands.

“The UK cigar market declined over 5% in the first quarter and the trend from the medium cigar sector to the small cigar sector continued. We increased our leadership of the total cigar market to 47.1%.

Registered Office: Members Hill, Brooklands Road, Weybridge, Surrey KT13 0QU, UK
Tel: +44 (0) 1932 859777 Fax: +44 (0) 1932 832792 e-mail: ir@gallaherltd.com www.gallaher-group.com
Registered in England Number 3299793

Back to Contents

Continental Europe (“CED”)

“Trading conditions in Continental Europe have been difficult. Significant duty increases have resulted in: declines in domestic sales in several key markets; increased cross border trade, both between EU countries and those on its eastern borders, which have subsequently become members; increased pressure on margins; and, downtrading into value cigarettes and other tobacco products.

“First quarter duty-paid market volumes fell around 23% in France, and 6% in Germany and Austria. Although Austria borders several new EU member states, which currently have comparatively low cigarette prices, the total market should be partly assisted by the continuation of the 25-stick limit on legal personal imports from these states.

“Despite these factors, first quarter underlying volumes in Continental Europe were broadly flat. However, the acquisition of KT Merkury in the second half of 2003, and the growth subsequently achieved in Poland, resulted in a 6.4% increase in total CED volumes. Our retail market share in Poland continues to increase, approaching 3% in March.

“Our year-on-year market share in Austria was level and our cigarette share in Sweden showed a modest decline – largely due to a particularly strong performance from Level ahead of a price increase last year. Gustavus delivered an excellent performance in Sweden, with retail share reaching 2.3% by the end of the quarter.

“Our performances in Italy and Romania are particularly pleasing. We increased Italian market share to over 4% and Romanian volumes grew over 60%.

“The decline in the value of the euro in relation to sterling is expected to impact the translation of CED profits into sterling during 2004. Full year earnings are expected to be weighted towards the second half of the year. This is due to factors including first half start-up losses in Poland and improved margins at ATG following the March price rise in Germany.

Commonwealth of Independent States (“CIS”)

“Gallaher continued to make excellent progress in the CIS during the first quarter. We increased market share in Russia, Kazakhstan and Ukraine. These share gains, and more significantly, a weak first quarter in Russia last year caused by the extended closure of our Moscow factory, resulted in a 34.9% increase in divisional volumes.

“We increased our share of consumer sales in Russia to 15.7% and our share of the growing premium sub-sector to 3.4%. In Kazakhstan our market share reached 33.8% and in Ukraine it advanced to 12.8%.

Back to Contents

Rest of World

“Total volumes in our Rest of World division showed a modest increase, supported by stable first quarter sales in the Republic of Ireland, despite a decline in overall market volumes, and good growth in Guinea and Nigeria.

“In the Republic of Ireland, the Tobacco Smoking Prohibition Regulations came into force at the end of March, introducing a ban on smoking in nearly all indoor workplaces, including pubs and clubs. It is too early to measure what impact this will have on market volumes.

Operations

“We continue to maximise value from our operational base while retaining the flexibility to meet changing market demands.

“Our European restructuring programme is progressing as planned, enabling us to integrate our manufacturing capabilities and maximise the use of our most efficient assets.

“Changes of this nature can be difficult for employees and our restructuring has resulted in some job losses. However, only by remaining at the forefront of efficiency can we ensure Gallaher’s long-term success.

Regulation

“I will take the opportunity of my first AGM as Chairman to outline my views on the sector in which we operate.

“We are in the business of manufacturing, distributing and marketing tobacco products, knowing that such products are controversial. There are risks associated with smoking, which are clearly understood by Gallaher, governments, smokers and the general public alike. For our part, we are fully aware of our responsibilities in selling tobacco products to adult smokers.

“The tobacco sector is highly regulated and some people believe that even more restrictions should be put in place. We, however, believe that the issues surrounding smoking and health can be best addressed by working together with governments to achieve objective, sound and fair regulation.

“Smokers shouldn’t be discriminated against simply because they choose to smoke and we maintain that the rights of smokers should be protected. In the same way that Gallaher expects smokers to accept their responsibilities, others should respect the rights of smokers. Consequently, we are committed to bringing balance and a sense of proportion to the public debate on smoking.

Back to Contents

Stakeholders

“The energy and enthusiasm of our employees continues to underpin Gallaher’s growth. And the loyalty of our customers, suppliers and shareholders plays a significant part in our success. I thank them all for their contribution to Gallaher.”

12 May 2004

For further information, contact:

Claire Jenkins, Director, Investor Relations	Tel: 01932 859 777

Anthony Cardew, CardewChancery	Tel: 020 7930 0777

Cautionary Statement

This announcement includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, dividend policy, exchange rates, anticipated investments, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, litigation outcomes and timetables, the successful integration of acquisitions and joint ventures into our Group, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time to time in Gallaher's public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: May 12, 2004	Title:	Deputy Company Secretary